Legg Mason Partners Equity Trust
ClearBridge Large Cap Value Fund
Sub-item 77M

The ClearBridge Large Cap Value Fund, pursuant to the Agreement and Plan of Reorganization, acquired the assets and liabilities of the Legg Mason Capital Management All Cap Fund, effective
August 16, 2013.